FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Apex Critical Metals Corp. ("Apex" or the "Company")

Suite 1450, 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2: Date of Material Change

March 14, 2025

Item 3: News Release

The news release was disseminated on March 14, 2025 and subsequently filed on SEDAR+.

Item 4: Summary of Material Change

The Company announced that it has granted (the "Grant") an aggregate of 5,000,000 incentive stock options (each, an "Option") to purchase up to 5,000,000 common shares of the Company (each, a "Share") to certain directors, officers and consultants under its Equity Incentive Plan.

Item 5 Full Description of Material Change

The Company announced the Grant of an aggregate of 5,000,000 Options to purchase up to 5,000,000 Shares to certain directors, officers and consultants under its Equity Incentive Plan. The Options are exercisable for a period of 5 years from the date of Grant, expiring on March 14, 2030, at a price of $0.85 per Share. The Options will vest as to 33% on the date that is four (4) months from the Grant, 33% on the date that is eight (8) months from the date of the Grant and the final 34% on the date that is twelve (12) months from the date of the Grant.

All Options and the Shares underlying such Options are subject to a hold period of four months and one day from the date of issuance.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7: Omitted Information

N/A

Item 8: Executive Officer

Sean Charland, CEO and a Director
604.681.1568
info@apexcriticalmetals.com

Item 9: Date of Report

September 10, 2025